UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
TO
SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

GENENCOR INTERNATIONAL, INC.

(Name of the Issuer)

GENENCOR INTERNATIONAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaimé
Genencor International, Inc.
925 Page Mill Road
Palo Alto, CA 94304
(650) 846-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Keith A. Flaum, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Calculation of Filing Fee

Transaction	Amount of filing fee (2)
Valuation (1) $676,053,224	$79,572

(1)	For purposes of calculating fee only. This amount is based upon the purchase of 35,119,648 shares of Common Stock, par value $0.01 per share, of Genencor International, Inc., at a purchase price of $19.25 per share net in cash.

(2)	Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 issued by the Securities and Exchange Commission on December 9, 2004, is based on a fee rate of $117.70 per million dollars of the Transaction Valuation.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $79,572

Form or Registration No.:  Schedule TO

Filing Party:  Danisco A/S, Danisco Holding USA Inc., DH Subsidiary Inc. and A/S PSE 38 nr. 2024

Date Filed:  February 15, 2005

This Amendment No. 6 amends and supplements the Schedule 13E-3 initially filed with the Securities and Exchange Commission on February 15, 2005, as amended by Amendment No. 1 on February 16, 2005, by Amendment No. 2 on February 22, 2005, by Amendment No. 3 on March 9, 2005, by Amendment No. 4 on March 17, 2005 and by Amendment No. 5 on March 22, 2005 (the "Schedule 13E-3"), relating to the tender offer by DH Subsidiary Inc. ("Acquisition Sub"), a Delaware corporation and indirect wholly-owned subsidiary of Danisco A/S, a Danish corporation ("Danisco"), to purchase all of the outstanding shares of Genencor common stock, $0.01 par value per share (the "Shares") not owned by Danisco and its subsidiaries, for a purchase price of $19.25 per Share, net to each selling stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in Danisco's Offer to Purchase dated February 15, 2005, as amended by supplement (the "Supplement") dated March 9, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which together with the Offer to Purchase, as amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase, the Letter of Transmittal and the Supplement have been filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(xiv), respectively, to the Schedule TO (as defined below). Danisco, Acquisition Sub, Danisco Holding USA Inc. and A/S PSE 38 nr. 2024 filed a Tender Offer Statement on Schedule TO relating to the Offer on February 15, 2005, as amended by Amendment No. 1 on March 9, 2005, by Amendment No. 2 on March 17, 2005, by Amendment No. 3 on March 22, 2005 and by Amendment No. 4 on March 25, 2005 (the "Schedule TO").

Item 15.    Additional Information.

The following is added after the last paragraph of this section:

On March 23, 2005, the parties in the Consolidated Delaware Action filed with the Chancery Court a Stipulation and Agreement of Compromise, Settlement and Release ("Stipulation") relating to the class of plaintiffs consisting of all record holders of Shares from January 27, 2005 through the effective time of the Merger (the "Class"). Pursuant to the Stipulation, the Class members, subject to Chancery Court approval, release all claims against defendants related to the Acquisition Agreement, the Stock Purchase Agreement, the Offer, the Merger, or any public disclosures by the defendants related to the foregoing (collectively, "Claims").

As contemplated by the March 9, 2005 memorandum of understanding among the plaintiffs and defendants in the Consolidated Delaware Action, the release contained in the Stipulation is in consideration of the additional disclosures in the Supplement. The Stipulation further states that attorneys for the Class intend to seek an award of attorneys' fees and costs incurred in a total amount not to exceed $550,000, and that the defendants agree not to oppose an award of attorneys' fees and costs incurred of up to $350,000 (but may oppose any request for amounts over $350,000).

On March 24, 2005, the Chancery Court issued a scheduling order (the "Order"), which temporarily maintained the Consolidated Delaware Action as a class action and scheduled a settlement hearing to be held on June 2, 2005 at 11 a.m. to:

•	determine whether the temporary certification should be made final;

•	determine whether the proposed settlement set out in the Stipulation should be approved by the Court as fair, reasonable, adequate and in the best interests of the Class;

•	determine whether an order and final judgment should be entered pursuant to the Stipulation;

•	consider the application of plaintiffs' counsel for an award of attorneys' fees and expenses for plaintiffs' counsel;

•	hear and determine any objections to the settlement or the application of plaintiffs' counsel for an award of attorneys' fees and expenses; and

•	rule on such other matters as the Court may deem appropriate.

The Order requires Genencor to mail to members of the Class, by April 3, 2005, a Notice of Pendency of Class Action, Proposed Settlement of Class Action and Settlement Hearing substantially in the form annexed as Exhibit B to the Stipulation.

If, following the hearing, the Chancery Court enters an order and final judgment in the form attached to the Stipulation, the Chancery Court thereby will dismiss with prejudice all claims that have been brought, or could have been brought, by any Class member in any forum.

The Order stayed all proceedings in the Delaware Consolidated Action, other than those necessary to carry out the terms and conditions of the Stipulation, and barred the members of the Class, pending final determination of the proposed settlement set out in the Stipulation, from commencing, prosecuting or continuing any action asserting any claims that are or relate in any way to the Settled Claims as defined in the Stipulation.

Item 16.    Exhibits.

The following exhibits are filed herewith or incorporated by reference:

Exhibit	Description
(a)(5)(xii)	Stipulation and Agreement of Compromise, Settlement and Release, dated March 22, 2005 (excluding Exhibit D thereto, which is the Supplement filed as Exhibit (a)(1)(xiv) to the Schedule TO)(incorporated by reference to Exhibit (a)(5)(viii) of the Schedule TO).
(a)(5)(xiii)	Scheduling Order, dated March 24, 2005 (incorporated by reference to Exhibit (a)(5)(ix) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENENCOR INTERNATIONAL, INC.

By:	/s/ Margaret A. Horn Name: Margaret A. Horn Title: Senior Vice President, General Counsel

Dated: March 25, 2005